
02051729


RECD S.E.C.
AUG 2 0 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 6-K

**Report of Foreign Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934**

For the month of August, 2002



**Embraer – Brazilian Aviation Company**
(Translation of registrant's name into English)

**EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.**
**Av. Brigadeiro Faria Lima, 2170**
**12227-901 São José dos Campos, São Paulo, Brazil**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

**This Report on Form 6-K is hereby incorporated by reference into the filer's Registration Statement on Form F-3 (No. 333-14018).**

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: August 20, 2002

By: 

Name: Carlos Rocha Villela

Title: General Counsel

## EXHIBIT INDEX

1. One copy of the Results of the Company for the Second Quarter of 2002 in US GAAP, dated August 14, 2002.

2. One copy of the revised Company's Earnings Release related to the three month-period ended June 30, 2002, dated August 14, 2002.

EXHIBIT 1

# EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S/A RESULTS FOR THE SECOND QUARTER OF 2002 IN US GAAP

*The company's operational and financial information is presented, except where otherwise indicated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. For easier understanding of the Company's operating performance, we are also presenting at the end of this release certain information in accordance with the Brazilian Corporate Law ("Brazilian GAAP").*

**São José dos Campos, August 14, 2002** – Embraer (BOVESPA: EMBR3, EMBR4) (NYSE: ERJ), one of the leading commercial aircraft manufacturers, registered in the first six months of 2002 net sales of US$ 1,147.0 million, EBITDA of US$ 242.6 million and net income of US$ 104.5 million, equivalent to diluted earnings per ADS of US$ 0.6312. The order backlog totaled US$ 23.8 billion, comprising US$ 10.1 billion in firm orders and US$ 13.7 million in options.

## 2nd Quarter Highlights

- Net sales for the 2nd Quarter of 2002 (2Q02) were US$ 589.7 million, 5.8% higher than the sales of US$ 557.3 million in the 1st quarter of 2002 (1Q02).
- EBITDA - Earnings before interest, taxes, depreciation and amortization in 2Q02 were US$ 134.1 million, 23.6% higher than the US$ 108.5 million in 1Q02. The EBITDA margin in 2Q02 was 22.7%, compared with 19.5% in 1Q02.
- Net income in 2Q02 was US$36.8 million, equivalent to diluted earnings per ADS of US$ 0.2137.
- A total of 30 jets were delivered in the quarter to the commercial and corporate aviation markets.
- On June 10, 2002 Wexford Capital LLC signed a contract comprising 15 firm orders for the ERJ 135 and 7 firm orders for the ERJ 145 aircraft, together with options for a further 30 aircraft of either model.
- During the quarter, Embraer delivered the 600th regional jet to the airline SWISS.

## Income Statement

The consolidated financial statements have been prepared in accordance with US GAAP, which differs in certain significant respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with Brazilian corporate legislation ("Brazilian corporate law").

In previous years, as permitted, the Company presented its consolidated financial statements in accordance with generally accepted accounting principles in Brazil ("Brazilian GAAP"), stated in Brazilian reais (R$), using the price-level accounting methodology prescribed by the Brazilian Federal Accountancy Council, which differs in certain significant respects from US GAAP and Brazilian corporate law. Previously, amounts of net income and shareholders' equity under Brazilian GAAP were reconciled to those that would have been reported under US GAAP.

Beginning January 1, 2001, the Company is presenting its consolidated financial statements in accordance with US GAAP, stated in U.S. dollars (US$), as it believes such presentation is more meaningful to readers. The Company exports more than 96% of its products and operates in an industry that uses the U.S. dollar as its primary currency of reference. The Board of Directors and management have historically considered the U.S. dollar as the Company's functional currency. Accordingly, the Company's management has concluded that the Company's functional currency is and will continue to be the U.S. dollar.





Below we present a comparative analysis of the selected financial data of Embraer's consolidated statement of income for the three months ended March 31, 2002 (1Q02), for the three months ended June 30, 2001 and 2002 (2Q01 and 2Q 02) and for the six months ended June 30, 2001 and 2002 (6M01 and 6M02).

| Income Statement Unaudited | Three months ended March 31, 2002 | Three months ended June 30, 2001 | Three months ended June 30, 2002 | Six months ended June 30, 2001 | Six months ended June 30, 2002 |
|---|---|---|---|---|---|
| | US$ | US$ | US$ | US$ | US$ |
| | *In US$ millions, except % and earnings per ADS* | | | | |
| Net sales | 557.3 | 823.1 | 589.7 | 1,566.4 | 1,147.0 |
| **Gross Profit** | **222.3** | **331.5** | **231.4** | **611.5** | **453.7** |
| *Gross Margin (%)* | *39.9* | *40.3* | *39.2* | *39.0* | *39.6* |
| Selling, General, Administrative and other operating expenses | (78.0) | (92.6) | (72.2) | (168.9) | (150.2) |
| Research and development | (41.2) | (30.8) | (35.4) | (53.8) | (76.6) |
| Employee profit sharing | (6.5) | (21.4) | (4.3) | (25.4) | (10.8) |
| Income from operations | **96.6** | **186.7** | **119.5** | **363.4** | **216.1** |
| *Operating margin (%)* | *17.3* | *22.7* | *20.3* | *23.2* | *18.8* |
| Depreciation and amortization | 11.9 | 10.6 | 14.6 | 20.3 | 26.5 |
| **EBITDA** | **108.5** | **197.3** | **134.1** | **383.7** | **242.6** |
| *EBITDA margin (%)* | *19.5* | *24.0* | *22.7* | *24.5* | *21.2* |
| Interest income, net | 2.0 | 19.2 | 18.1 | 44.4 | 20.1 |
| Financial transaction loss, net | (1.3) | (33.8) | (58.8) | (99.2) | (60.1) |
| Other non-operating income (expense), net | 0.1 | (1.5) | (0.7) | (3.7) | (0.6) |
| **Income before Income taxes** | **97.4** | **170.6** | **78.1** | **304.9** | **175.5** |
| Provision for income taxes | (29.4) | (77.3) | (41.0) | (125.6) | (70.4) |
| Minority interest | (0.3) | (0.3) | (0.3) | (0.3) | (0.6) |
| Cumulative effect of accounting change | - | - | - | 5.4 | - |
| **Net Income** | **67.7** | **93.0** | **36.8** | **184.4** | **104.5** |
| *Net margin(%)* | *12.1* | *11.3* | *6.2* | *11.8* | *9.1* |
| Earnings per ADS - basic | 0.4294 | 0.6092 | 0.2142 | 1.3536 | 0.6341 |
| Earnings per ADS - diluted | 0.4284 | 0.6047 | 0.2137 | 1.2874 | 0.6312 |

## Net Sales, Cost of Sales & Services and Gross Margin

The net sales for 2Q02 totaled US$ 589.7 million, or 28.4% lower than the 2Q01 net sales of US$ 823.1 million. Therefore cumulative net sales in the first six months of 2002 totaled US$ 1,147.0 million, 26.8% lower than the US$ 1,566.4 million registered in the same period of 2001. The decrease in Embraer's net sales during the period is a consequence of the reduction in aircraft deliveries to the regional market since September 2001.

28 jets were delivered to the regional market in 2Q02, of which 18 were ERJ 145 and 10 were ERJ 140. In addition to the deliveries to the regional market, two Executive Legacy aircraft were delivered to the corporate market. 44 jets from the ERJ 135/140/145 family and one EMB 120 were delivered in 2Q01.

| Deliveries By Market | 2Q01 | 3Q01 | 4Q01 | 1Q02 | 2Q02 | Six months of 2001 | Six months of 2002 |
|---|---|---|---|---|---|---|---|
| *Commercial* | | | | | | | |
| ERJ 135 | 4 | 7 | 2 | 1 | - | 18 | 1 |
| ERJ 145 | 39 | 22 | 15 | 18 | 18 | 67 | 36 |
| ERJ 140 | - | 8 | 14 | 10 | 10 | - | 20 |
| EMB 120 | 1 | 1 | - | - | - | 1 | - |
| *Corporate & Defense* | | | | | | | |
| Executive Legacy | - | - | - | - | 2 | - | 2 |
| EMB 135 | 1 | 4 | 2 | - | - | 1 | - |
| EMB 145 | - | - | 1 | 1 | - | - | 1 |
| **Total** | **45** | **42** | **34** | **30** | **30** | **87** | **60** |

Net sales in 2Q02 were 5.8% higher than the net sales of US$ 5 89.7 million in 1Q02. 30 aircraft were delivered in 1Q02, the same number of aircraft as the quarter ended June 30, 2002 and therefore the increase in net sales in 2Q02 was a result of the first two deliveries of the executive version of the Legacy jet to the corporate market, which has a higher average selling price than the company's regional jets.

In addition to the deliveries of jets, net sales incl ude revenues from customer services & others and sales to the defense market. In 2Q02 the commercial aviation segment represented 83.4%, defense aviation 2.7%, corporate aviation 6.4% and customer services & other related business 7.5% of total net sales.

| Net sales by segment | Three months ended March 31, 2002 | | Three months ended June 30, 2001 | | Three months ended June 30, 2002 | | Six months ended June 30, 2001 | | Six months ended June 30, 2002 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | US$ | % | US$ | % | US$ | % | US$ | % | US$ | % |
| Commercial Aviation | 490,1 | 87,9 | ·737,1 | 89,6 | 491,9 | 83,4 | 1.412,5 | 90,2 | 982,0 | 85,6 |
| Defense Aviation | 33,5 | 6,0 | 43,0 | 5,2 | 15,9 | 2,7 | 60,7 | 3,9 | 49,4 | 4,3 |
| Corporate Aviation | - | - | - | 0,0 | 38,0 | 6,4 | - | - | 38,0 | 3,3 |
| Customer Services and other related business | 33,7 | 6,1 | 43,0 | 5,2 | 43,9 | 7,5 | 93,2 | 5,9 | 77,6 | 6,8 |
| **Total** | **557,3** | **100,0** | **823,1** | **100,0** | **589,7** | **100,0** | **1.566,4** | **100,0** | **1.147,0** | **100,0** |

Cost of sales and services was US$ 358.3 million in 2Q02, 27.1% below the US$ 491.7 million recorded in the same quarter of the prior year. The gross margin was 39.2% in 2Q02, compared wi th 40.3% recorded in 2Q01.

In the first six months of 2002, the cost of sales was US$ 693.4 million, 27.4% lower than the US$ 954.9 million for the first half of 2001. The cumulative gross margins for the period remained stable at 39.6% an d 39.0% respectively.

## Administrative and Selling Expenses

Administrative and selling expenses were US$ 70.1 million in 2Q02, or 16.1% lower than the US$ 83.5 million recorded in 2Q01.

Selling expenses decreased 29.6% from US$ 55.8 million in 2Q01 to US$ 3 9.3 million in the same period of 2002. The reduction in selling expenses is related to the decrease in aircraft deliveries since September 2001, as these expenses also include the pre- sales and after-sales support for the ER J 135/140/145 regional jet family.

General & Administrative expenses in 2Q02 increased 11.2% from US$27.7 million in 2Q01 to US$30.8 million in 2Q02. Despite a reduction in payroll expenses, the increase in administrative expenses is a result of a reallocation of certain expenses that up to 2001 were registered as cost of sales & services, and as from 1Q02 were classified as administrative expenses. In 2Q02, this represented a variation of US$ 8.9 million, is attributable to expenses with information technology and various kinds of support.

**Other Operating Expense, net**

Embraer recorded other net operating expenses of US$ 2.2 million in 2Q02, in comparison to the US$ 8.1 million registered in 2Q01. In 2Q02, this amount includes pre-operating expenses of US$ 1.3 million related with the e-market place - AEROChain® and of US$ 0.8 million attributable to the new Gavião Peixoto Plant. In 2Q01, US$2.2 million related to expansion costs, as the company expected to achieve a production rate of 17 aircrafts month, US$2.0 million were expenses incurred on updating Embraer's pre series aircrafts and US$0.7 million were pre-operating expenses at Gavião Peixoto.

**Research and Development (R&D)**

In 2Q02 US$ 35.4 million was invested in research and development of new products and in the maintenance and improvement of existing products, com pared with US$ 30.8 million invested in 2Q01 and US$ 41.2 million in 1Q02. As the largest portion of R&D cost is denominated in R$, the decrease in this expense is primarily related to the 22.4%devaluation of the Real against the US$ occurred during this period.

**Employee Profit Sharing**

The Employee Profit Sharing Program is subject to meeting operational goals defined in the action plan and is based on a portion of the amounts distributed during the year to shareholders and on the net income recorded in accordance with Brazilian GAAP. The *provision of US$ 4.3 million registered in 2Q02 was calculated according to the above-*mentioned criteria.

**Income from Operations**

In 2Q02 operating income, including equity and income from affiliates and stock compensation expense was US$ 119.5 million, lower than the operating income of US$186.6 million registered in 2Q01, higher than the income of US$ 96.6 million recorded in 1Q02. Embraer achieved operating margins of 20.3% in 2Q0 2, 22.7% in 2Q01 and 17.3% in 1Q02.

During the first six months of 2002 operating income totaled US$ 216.1 million, lower than the US$ 363.4 million recorded in the equivalent period of 2001.

**EBITDA**

2Q02 EBITDA - Earnings before interest, taxes, depreciat ion and amortization was US$ 134.1 million, returning a margin of 22.7% on net sales compared with US$ 197.3 million and an EBITDA margin of 24.0% in 2Q01. The cumulative EBITDA for the year was US$ 242.6 million, with a margin of 21.2%, compared with US$ 383.7 million and a margin of 24.5% returned in the equivalent period of 2001.

The EBITDA in 2Q02 was 23.6% higher than the figure for 1Q02 of US$ 108.5 million, and the EBITDA margin was 320 b.p. higher than the 19.5% margin returned in 1Q02.

## Interest Income, net

In 2Q02 Embraer recorded net interest income of US$ 13.2 million, as compared to US$ 23.9 million in 2Q01, as a result of lower average balances of cash and cash equivalents as from September 2001 (see "Financial Management").

## Financial Transaction Loss, net

Although Embraer uses the dollar as a functional currency for US GAAP, the variations in this account refer mainly to the remeasurement of monetary assets and liabilities denominated in local currencies that are adjusted to the dolla r at the end of each period. This remeasurement resulted in an expense of US$ 58.8 million in 2Q02 compared to an expense of US$ 33.8 million in 2Q01. This result is due to the 22.4% devaluation of the real against the dollar in 2Q02, compared with a deval uation of 6.6% in 2Q01.

## Provision for Income Taxes

Income tax and social contribution are calculated based on income as determined for temporary differences arising from differences between US and Brazilian GAAP.

Therefore in 2Q02, Embraer recorded a to tal provision of US$ 41.0 million for income tax and social contribution, which represents an effective tax rate according to US GAAP of 52.5%. In this amount, US$ 10.7 million or 26.1% is primarily related to losses arising from the remeasurement of monetary assets and liabilities demonstrated in local currencies which are not deductable for Brazilian tax purposes.

In 2Q01, US$ 77.3 million was provisioned representing an effective rate of 45.3%. In this amount, US$ 8.1 million or 10.5 % refer to US and BR GAAP dif ferences.

## Net Income

Finally, Embraer's net income in 2Q02 of US$ 36.8 million (equivalent to US$ 0,1434 per diluted ADS) was lower than the net income of US$93.0 in 2Q01. (equivalent to US$ 0,6047 per diluted ADS). Net income as a percentage of net sales in 2Q02 was 6.2%, compared with the 11.3% in 2Q01.

In the first six months of 2002, net income was US$ 104.5 million, or 9.1% of net sales, whilst the net income for the same period of 2001 was US$ 184.4 million, or 11.8% of net sales.

## Financial Management

As of June 30, 2002 the Embraer cash and cash equivalents were US$ 892.3 million. On the same date indebtedness totaled US$ 53 2.6 million. Therefore the Company had a net cash position (cas and cash equivalents minus bank debt) of US$ 359.7 million.

| Balance Sheet and other data | March 31, 2002 | June 30, 2002 |
|---|---|---|
| | *In US$ million - unaudited* | |
| Cash and cash equivalents | 633.1 | 892.3 |
| Accounts receivable | 738.2 | 174.7 |
| Collateralized accounts receivable | 318.9 | 310.9 |
| Inventories | 995.4 | 991.7 |
| Total assets | 3,509.7 | 3,345.4 |
| Bank debt | 594.3 | 532.6 |
| Non recourse debt | 318.9 | 310.9 |
| Total liabilities | 3,509.7 | 3,345.4 |
| Net cash (debt) | 38.8 | 359.7 |
| Shareholders' equity | 1,014.9 | 1,030.0 |

## Indebtedness

During the last year the company extended its indebtedness profile and as a result on June 30, 2002, 40.4% of total Embraer indebtedness related to long-term financing, compared with 38.5% at the end of 1Q02 and 31.7% on December 31,2001.

| Maturity Schedule | March 31, 2002 | June 30, 2002 |
|---|---|---|
| | US$ million – unaudited | |
| 2003 | 71.7 | 48.9 |
| 2004 | 87.8 | 91.7 |
| 2005 | 40.9 | 42.8 |
| 2006 | 28.5 | 31.6 |
| 2007 to 2009 | 0,1 | 0.4 |
| | **229.0** | **215.4** |

Embraer has decided to partially swap its Japanese yen and US dollar denominated debt to R$-related interbank interest rates (CDI). Therefore, out of the total US$ and other currency indebtedness of US$ 501.9 million, 22.6%, or US$ 113.4 million is indexed in R$,at a weighted average cost of 85.3% of CDI. Considering the conversion of these debts into R$, of the total company indebtedness of US$ 532.6 million, 72.9% or US$ 388.5 million primarily refers to US$ borrowing with a weighted average cost of 4.1% per annum. The remaining US$ 144.0 million (R$ 409.7 million), equivalent to 27.1% of the total debt, is financed in Brazilian currency at an average weighted interest rate of 14.7% per annum, equivalent to 82.9% of the CDI.


R$
denominated
27%
Mainly US$
denominated
73%


Long Term
40%
Short
Term
60%

## Cash

Of the total cash and cash equivalents balance of US$ 892. 3 million, 75.3% compri ses investments in reais and the remaining 24.7% primarily in US dollars. The Embraer cash investment strategy is based on prospects of future investments, which are mostly denominated in Reais.

## Accounts Receivable and Inventories

Since September 2001, Em braer supported some aircraft deliveries to certain clients that were concluding their financing agreements . The increase in the net cash position between March 31 and the end of 2Q02 is due to the receipt by the end of May 2002 of the amounts referring to the deliveries depending on the completion of financial arrangements. Therefore total short -term accounts receivable fell from US$ 706.5 million on March 31, 2002 to US$ 133.3 million on June 30, 2002.

Inventories recorded a decrease of US$ 3.7 million between March 31 and June 30 of 2002. This decrease was related to ERJ145 family inventory reductions, partially offset by the development of the EMBRAER 170, which currently has five p rototypes carrying out the flight certification campaign.

## Non-Recourse Debt & Collateralized Accounts Receivable

Some of Embraer's sales transactions are structured financings through which an Special Purpose Entity (SPE) purchases aircraft from Embraer, pays Embraer the full purchase price on delivery and then leases the related aircraft to the ultimate customer. The SPE is formed by a third party financial institution to facilitate their financing of an aircraft purchase and the credit risk and the man agement responsibility associated with the SPE remain with such financial institution. Under U.S. GAAP, sales transactions made through a SPE must be consolidated if the equity contribution of independent third parties is less than 3% of the fair value of the SPE's assets, as discussed in EITF 90 - 15. *Some of the SPEs through which Embaer sells aircraft were formed without any* equity contribution and, therefore, must be consolidated. Under Brazilian GAAP, since Embraer does not guarantee these transaction s nor finance its customers, these SPEs are not consolidated in the company's financial statements.

The effect of consolidating these SPE's resulted in an additional amount of non recourse debt in March 31, 2002 and June 30, 2002 of US$318.9 million and US$ 310.9 million, respectively, and an additional amount of collateralized accounts receivable in the same amounts. The impacts on the consolidated statements of income and cash flows were not material as the terms of the underlying lease and the debt ar e substantially the same. The non-recourse debt is collateralized in favor of the financial institution by accounts receivable and by the financed aircraft.

## Investments in Productivity

### Productivity and Improvement s in Industrial Capacity

During the first six months of 2002, US$ 75.4 million was invested in improving the Company's industrial capacity, including improvements and modernization of industrial and engineering processes, machinery and equipment.

## Supplementary Information according to Corporate Law (Brazilian GAAP)

Also on this date, Embraer disclosed the 2Q02 results in accordance with corporate law method of accounting (Brazilian GAAP), which according to Brazilian legislation must be used as a basis for calculating the distribution of dividends and interest on equity, income tax and social contribution. We present below selected consolidated results in accordance with corporate law and in *Reais* (R$).

Net revenues in 2Q02 totaled R$ 1,556.1 million and gross profit returned was R$ 650.5 million, with a gross margin of 41.8%. The operating profit for the period (including employee profit-sharing) totaled R$ 386.0 million, with an operating margin of 24.8%. The EBITDA for the period was R$ 429.5 and the EBITDA margin 27.6%. Pre-tax income was R$ 195.1 million (12.5% of net revenues). Income tax and social charges totaled R$ 26.7 million, representing an effective tax rate of 13.7%. Net income for the period totaled R$ 166.5 million (10.7% of net revenues).

## New Orders and Backlog

### Commercial Aviation Market

At the end of 2Q02, orders for commercial jets totaled 995, comprising a firm order backlog of commercial products with a balance of 436 aircraft to be delivered, which reflects a healthy demand for the Company's current models and new products. , The total of options were 607 units resulting in a total of 1,602 aircraft ordered since the start of the programs.

**ERJ 135/140/145 Jet Family**

The family of 37, 44 and 50 seat regional jets comprises the ERJ 135/140/145 models respectively. The commonality ratio, of approximately 96%, between models, enables the same ground support equipment to be used by customers operating the aircraft, as well as the same pilot certification and standardized maintenance procedures, providing customers with significant operating and maintenance efficiencies.

On June 10, 2002 Embraer announced that Chautauqua Airlines ordered 15 ERJ 135 LR and 7 ERJ 145 LR aircraft, with options for 30 additional units of either type. The order is valued at approximately US$ 350 million, and may reach US$ 900 million if the options are converted. The order results from a new agreement between Chautauqua Airlines and Delta Air Lines which will see the carrier fly ERJs in Florida to strengthen Delta Air Lines' overall market presence.

Chautauqua Airlines is a wholly owned subsidiary of Republic Airways Holdings, Inc., which is wholly owned by Wexford Capital LLC, a Greenwich, Conn. based manager of investment funds.

At the end of the 2nd quarter of 2002 the order backlog for the ERJ 135/140/145 family for the regional market totaled 883 firm order s, of which 559 already delivered, and 405 options.

**The New Family of EMBRAER 170/190 Jets**

The EMBRAER 170 and EMBRAER 190 and 195 with 70, 98 and 108 seats respectively, were launched in June of 1999. Also the EMBRAER 175 was officially launched on October 29 during the rollout ceremony of the EMBRAER 170.

Six pre-series EMBRAER 170 aircraft are taking part in an aggressive development and certification program. The first EMBRAER 170 recorded its maiden flight on February 19 of this year, only 32 months after the official launching of the EMBRAER 170/190 program in June of 1999. Less than five months later another four aircraft have made their maiden flights. The development and certification program is being developed considering six test aircraft and two structural test rigs. Embraer envisages certification of the aircraft by the end of 1Q03, followed by delivery of the first aircraft to the launch customer SWISS, from Switzerland.

The EMBRAER 170 made its first international flight in May of 2002. Th e aircraft took off from São José dos Campos and landed at the Nashville International Airport, where it remained on exhibition at the facilities of Embraer Aircraft & Maintenance Services, during the annual convention of the Regional Airline Association.

On June 20 Embraer announced the acceptance, by Alitalia, of a commercial proposal regarding the acquisition of six 70- seat EMBRAER 170 jet aircraft, with options for a further six, which are convertible to the EMBRAER 190 model.

Also included in the commercial proposal is the conversi on of six options for the 50 -seat ERJ 145 regional jet. This additional order brings the total number of the type to 14 aircraft in Alitalia's fleet. The final contract should be signed in August.

Even before the maiden flight of the EMBRAER 170 prototype, Embraer had already accumulated 112 firm orders and 202 purchase options for this new jet family, ordered by important international airlines and leasing operators.

**Corporate Aviation Market**

The Legacy is an executive version developed based on the successful ERJ 135 regional jet platform . Launched on July 26, 2000 at the Farnborough Air Show in England, the Legacy will be available in executive, corporate and authority transport versions. The Legacy received type certification from the CTA - *Centro Técnico Aeroespacial* (Aerospace Technical Center) on December 10, 2001 and on July 5 of 2002 from the Joint Aviation Author ities (JAA).

During the EBACE fair held at Geneva in May, Embraer announced the signing of a contract to sell the executive version of the Legacy to the Spanish company Fadesa, one of the largest property developers in Europe.

The Corporate Aviation order backlog reached a total of 162 aircraft at June 30, 2002, consisting of 71 firm orders and 91 options, of which 9 aircraft have been delivered.

*Aircraft Ordered during the Period:*

| Firm Orders | 2Q01 | 3Q01 | 4Q01 | 1Q02 | 2Q02 |
|---|---|---|---|---|---|
| *Commercial* | | | | | |
| ERJ 135/140 | 2 | 22 | 8 | - | 15 |
| ERJ 145 | 1 | 1 | - | - | 7 |
| EMBRAER 170 | - | 2 | - | - | - |
| *Corporate & Defense (1)* | | | | | |
| Legacy/EMB 135 | 4 | 13 | 25 | - | 1 |
| **Total** | **7** | **38** | **33** | **-** | **23** |

(1) Note: Includes only authority transportation Aircarft.

## Defense Market

On June 24 the Brazilian Civil Aviation Authority issued Supplemental Type Certificates (STC) for the R-99A and R-99B aircraft manufactured by Embraer for the Brazilian Air Force (FAB). Both models are part of the Amazon Surveillance System (SIVAM) project.

The R-99A is an Airborne Early Warning and Control (AEW&C) aircraft equipped with a powerful surveillance radar located on the its upper side and is designed for airspace vigilance and patrol. The R-99B is equipped with a different radar system, installed on the underside of the aircraft and used for ground and geological surveys and the tracking of ground moving objects. Both versions also are equipped with systems monitoring and intelligence of radar and communications transmissions. The two aircraft, reinforced and modified, are derived from the ERJ 145 regional jet .

The certificates issued to the R -99A and R-99B attest that the two defense aircraft for the SIVAM project possess the same level of flight safety as large commercial passenger jets.

## Backlog

The Embraer firm order backlog at the end of the 2nd Quarter of 2002 was US$ 10.1 billion, which together with options, reached US$ 23.8 billion. The following chart shows the order backlog at the end of each quarter:


EMBRAER




Backlog
US$ billion
Options
Firm Orders
23,5
23,9
23,4
23,1
23,8
12,8
12,7
12,7
12,8
13,7
10,7
11,2
10,7
10,3
10,1
2Q01
3Q01
4Q01
1Q02
2Q02

## Investor Relations

In 2Q02, the Embraer preferred stock appreciated by 28.2%, r eaching a value per share of R$ 15.00 on June 28, 2002. During the same period the average daily volume traded on the São Paulo Stock Exchange (BOVESPA) was R$ 11.2 million. The common stock appreciated by 25.1% in the quarter, and closed the quarter with a value of R$ 13.88 per share and an average daily trading volume of R$ 2.7 million. In the same period the Ibovespa index fell by 16.0%.

The ADSs trading on the New York Stock Exchange (NYSE) appreciated 6.1% during the quarter and were quoted at US$ 21. 40 per ADS at the end of the quarter. The average daily trading volume for the period totaled 357 thousand ADSs, equivalent to a financial volume of US$ 7.6 million. In the same period, the Dow Jones index fell by 11.2%

The Board of Directors of the company approved the distribution of interest on shareholders' equity for the 2nd quarter totaling R$ 59.5 million.

| Dividends and Interest on Shareholders' Equity In 2002 | Date of Distribution | Total (In thousands) R$ | Value per share in R$ Common | Preferred |
|---|---|---|---|---|
| 1st Quarter | 03/19/02 | 58,910 | 0.07777 | 0.08554 |
| 2nd Quarter | 06/14/02 | 59,530 | 0.07859 | 0.08644 |
| **TOTAL** | **-** | **118,440** | **0.15636** | **0.17198** |

## Recent Events

### Farnborough Air Show

During the Farnborough Air Show in England Embraer presented the EMBRAER 170 configured with a fully equipped passenger cabin. Demonstration flights were also made during the fair for existing clients and potential purchasers, in addition to journalists, who were able to personally confirm the internal comfort of the aircraft, demonstrated by the ample internal space of the cabin, the absence of a middle row, the height of the corridor, the spacious internal baggage compartment and other characteristics.

Embraer also announced during the air show the signature of a commercial proposal from Jet Airways from India for ten firm orders for the EMBRAER 175 aircraft, with options for another ten units of the same model. The potential value of the orders is approximately US$ 260 million for the firm orders, which could reach up to US$ 520 million if the options are all converted.

**EMB 145 AS and EMB 145 RS**

On July 24, Embraer delivered the first three aircraft that will be part of the Amazon Surveillance System, Sivam, to the Brazilian Air Force (FAB) at the air force base in Anapolis (State of Goias). The aircraft, two EMB 145 SA (AEW&C - Airborne Early Warning and Control) and one EMB 145 RS (Remote Sensing) models are part of a total order of eight aircraft to be delivered over the next few months for the SIVAM Program, of which five will be EMB 145 SA and three of the EMB 145 RS type.

The aircraft from Embraer are a fundamental part of the SIVAM Program that will provide precision surveillance and monitoring of some 5.2 million square kilom eters of the Amazon. The EMB 145 SA, dubbed the R 99 -A by FAB, will be responsible for performing air surveillance missions, monitoring all kind of air traffic, even aircraft flying at very low altitudes, thus guaranteeing the air space sovereignty. It i s equipped with the state-of-the-art Ericsson Erieye Radar.

The EMB 145 RS, called the R 99- B by FAB, will perform data collection on the ground characteristics with all the benefits for cartography, bio mass analysis and exploitation, providing full monitoring of any ground and river movement within the Amazon. Its sophisticated array of sensors, including a modern SAR (Synthetic Aperture Radar), Multi-Spectral Scanner and Forward Looking Infra Red, allows a perfect and complete monitoring, even under the dense vegetation of the forest.

####

**For additional information please contact:**
Embraer - Empresa Brasileira de Aeronáutica S/A

Anna Cecilia Bettencourt
(55 12) 3927 1216
acecilia@embraer.com.br

Gustavo Poppe
(55 12) 3927 1106
gustavo.poppe@embraer.com.br

Milene Petrelluzzi
(12) 3927 3054
milene.petrelluzzi@embraer.com.br

*This document includes forward-looking statements or statements about events or circumstances which have not occurred. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business and our future financial performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: general economic, political and business conditions, both in Brazil and in our market; expectations of trends in the industry; our investment plans; our capacity to develop and deliver products on the previously agreed dates; and existing and future government regulations.*

*The words "believes," "may," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar words are intended to identify forward-looking statements. We undertake no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this press release might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.*





**EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.**

**CONSOLIDATED BALANCE SHEETS - US GAAP**

**(In thousands U.S. dollars)**

ASSETS

| | As of March 31, 2002 | As of June 30, 2002 |
|---|---|---|
| | *Unaudited* | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | 633.127 | 892.254 |
| Trade accounts receivable, net of allowance for doubtful accounts | 706.498 | 133.306 |
| Collaterilized accounts receivable | 18.319 | 17.266 |
| Inventories | 995.441 | 991.739 |
| Deferred income tax assets | 95.914 | 82.122 |
| Other current assets | 58.937 | 179.455 |
| Total current assets | 2.508.236 | 2.296.142 |
| NONCURRENT ASSETS | | |
| Trade accounts receivable | 31.655 | 41.404 |
| Collaterilized accounts receivable | 300.547 | 293.619 |
| Customer and commercial financing | 20.649 | 43.170 |
| Inventories | 14.688 | 16.552 |
| Property, plant and equipment, net | 397.745 | 411.716 |
| Investments | 4.448 | 4.448 |
| Deferred income taxes | 89.057 | 84.271 |
| Other noncurrent assets | 142.695 | 154.031 |
| Total noncurrent assets | 1.001.484 | 1.049.211 |
| Total assets | 3.509.720 | 3.345.353 |





**EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.**

**CONSOLIDATED BALANCE SHEETS - US GAAP**

**(In thousands U.S. dollars)**

LIABILITIES AND SHAREHOLDER'S EQUITY

| | As of March 31, 2002 | As of June 30, 2002 |
|---|---|---|
| | *Unaudited* | |
| CURRENT LIABILITIES | | |
| Loans | 365.261 | 317.165 |
| Capital lease obligation | 9.104 | 8.395 |
| Nonrecourse debt | 18.319 | 17.266 |
| Accounts payable to suppliers | 272.145 | 273.838 |
| Customer advances | 373.567 | 366.192 |
| Other accounts payable and accrued liabilities | 293.013 | 250.996 |
| Taxes and social charges payable | 172.490 | 164.696 |
| Accrued taxes on income | 20.954 | 17.468 |
| Accrued dividends | 66.238 | 19.006 |
| Total current liabilities | 1.591.091 | 1.435.022 |
| LONG-TERM LIABILITIES | | |
| Loans | 228.983 | 215.441 |
| Capital lease obligation | 7.746 | 5.974 |
| Nonrecourse debt | 300.546 | 293.619 |
| Customer advances | 97.994 | 96.678 |
| Contribution from suppliers | 227.445 | 232.605 |
| Taxes and social charges payable | 21.025 | 16.904 |
| Other accounts payable and accrued liabilities | 11.678 | 11.624 |
| Total long-term liabilities | 895.417 | 872.845 |
| MINORITY INTEREST | 8.344 | 7.499 |
| SHAREHOLDER'S EQUITY | | |
| Statutory capital | | |
| Common | 207.014 | 207.014 |
| Preferred | 682.885 | 683.238 |
| Additional paid-in capital | 8.353 | 8.353 |
| Legal reserve | 59.162 | 59.162 |
| Retained earnings (restricted) | 64.105 | 80.002 |
| Accumulated other comprehensive income | (6.651) | (7.782) |
| Total shareholder's equity | 1.014.868 | 1.029.987 |
| Total liabilities and shareholder's equity | 3.509.720 | 3.345.353 |





EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of U.S. dollars except share and per share data)

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | 2001 | 2002 | 2001 | 2002 |
| | *Unaudited* | | *Unaudited* | |
| GROSS SALES: | | | | |
| Domestic market | 13,550 | 17,522 | 30,077 | 32,943 |
| Foreign market | 827,525 | 569,952 | 1,569,918 | 1,125,158 |
| Sales deductions | (17,960) | 2,213 | (33,604) | (11,088) |
| **NET SALES** | 823,115 | 589,687 | 1,566,391 | 1,147,013 |
| Cost of sales and services | (491,677) | (358,317) | (954,921) | (693,362) |
| **GROSS PROFIT** | 331,438 | 231,370 | 611,470 | 453,651 |
| OPERATING EXPENSES | | | | |
| Selling expenses | (55,838) | (39,318) | (110,836) | (88,322) |
| Research and development | (30,809) | (35,363) | (53,808) | (76,592) |
| General and administrative | (27,691) | (30,758) | (46,435) | (57,393) |
| Employee profit sharing | (21,395) | (4,305) | (25,414) | (10,794) |
| Stock compensation | (1,074) | - | (1,074) | - |
| Other operating expenses, net | (8,149) | (2,165) | (10,713) | (4,548) |
| Equity in income (loss) from affiliates | 160 | - | 160 | 87 |
| **INCOME FROM OPERATIONS** | 186,642 | 119,461 | 363,350 | 216,089 |
| Interest income, net | 19,172 | 18,123 | 44,371 | 20,159 |
| Financial transaction loss, net | (33,781) | (58,847) | (99,202) | (60,157) |
| Other non operating income (expense), net | (1,421) | (660) | (3,651) | (554) |
| **INCOME BEFORE INCOME TAXES** | 170,612 | 78,077 | 304,868 | 175,537 |
| Provision for income taxes | (77,303) | (41,003) | (125,600) | (70,391) |
| **INCOME BEFORE MINORITY INTEREST** | 93,309 | 37,074 | 179,268 | 105,146 |
| Minority interest | (343) | (190) | (340) | (564) |
| **INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE** | 92,966 | 36,884 | 178,928 | 104,582 |
| **CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX** | - | - | 5,440 | - |
| **NET INCOME** | 92,966 | 36,884 | 184,368 | 104,582 |
| **EARNINGS PER SHARE** | | | | |
| Basic | | | | |
| Common | 0.14 | 0.05 | 0.31 | 0.14 |
| Preferred | 0.15 | 0.05 | 0.34 | 0.16 |
| Diluted | | | | |
| Common | 0.14 | 0.05 | 0.29 | 0.14 |
| Preferred | 0.15 | 0.05 | 0.32 | 0.16 |
| **WEIGHTED AVERAGE SHARES (thousands of shares)** | | | | |
| Basic | | | | |
| Common | 242,544 | 242,544 | 242,544 | 242,544 |
| Preferred | 347,825 | 468,204 | 324,345 | 439,201 |
| Diluted | | | | |
| Common | 242,544 | 242,544 | 242,544 | 242,544 |
| Preferred | 356,203 | 469,803 | 354,313 | 442,229 |

**EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

**(In thousands of U.S. dollars)**

| | Six months ended June 30, | |
|---|---|---|
| | 2001 | 2002 |
| | *Unaudited* | |
| OPERATING ACTIVITIES: | | |
| Net income | 184.368 | 104.582 |
| Adjustments to reconcile net income to net cash | | |
| Depreciation and amortization | 20.283 | 26.541 |
| Provision for doubtful accounts | 684 | 1.300 |
| Provision for inventory obsolescence | 12.210 | (9.294) |
| Deferred income and social contribution tax | 37.980 | 17.502 |
| Cumulative effect of accounting change | (1.433) | (5.924) |
| Loss on the disposition of assets | 401 | 3.317 |
| Stock compensation | 1.074 | - |
| Equity in (income) loss from affiliates | (160) | (86) |
| Accrued interest recorded in loans | 14.535 | 30.593 |
| Minority interests | 339 | 564 |
| Changes in assets and liabilities: | | |
| Trade accounts receivable | (172.002) | 456.812 |
| Inventories | (227.084) | 38.798 |
| Other assets | 1.535 | (83.434) |
| Accounts payable to suppliers | 196.037 | 8.245 |
| Other accounts payable and accrued liabilities | 2.836 | (45.402) |
| Accrued taxes on income | 6.496 | (30.911) |
| Customers advances | 70.854 | (28.989) |
| Contribution from suppliers | 7.626 | 88.990 |
| Taxes and social charges payable | 5.404 | 31.642 |
| Minority interests | (1.437) | (1.235) |
| Net cash provided by (used in) operating activities | 160.546 | 603.611 |

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

**(In thousands of U.S. dollars)**

| | Six months ended June 30, | |
|---|---|---|
| | **2001** | **2002** |
| | *Unaudited* | |
| CASH FLOWS - INVESTING ACTIVITIES | | |
| Purchase of property, plant and equipment | (71.571) | (75.436) |
| Proceeds from the sale of property, plant and equipment | 385 | 342 |
| Additions to investments | (5) | - |
| Customer and commercial financing - net additions | 3.775 | (14.498) |
| Guarantee deposits and compulsory loans | (13.158) | (3.479) |
| NET CASH USED IN INVESTING ACTIVITIES | (80.574) | (93.071) |
| CASH FLOWS - FINANCING ACTIVITIES | | |
| Repayment of loans | (674.118) | (592.408) |
| Proceeds from borrowings | 764.133 | 325.922 |
| Proceeds from the issuance of shares | 1.323 | 353 |
| Dividends paid | (89.683) | (92.689) |
| Payment of refinanced taxes | (1.393) | (3.710) |
| Payment of debentures | (1.554) | - |
| Payments on capital lease obligations | (4.236) | (5.056) |
| NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES | (5.528) | (367.588) |
| NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS | 74.444 | 142.952 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 1.189.231 | 749.302 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | 1.263.675 | 892.254 |





EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A

BACKLOG AS OF JUNE 30, 2002

- ERJ 145:

| Customer | Country | Firm | Option | Deliveries | Firm Order Backlog |
|---|---|---|---|---|---|
| Air Caraibes | Guadalupe | 2 | 0 | 2 | 0 |
| Air Moldova | Moldavia | 2 | 2 | 0 | 2 |
| Alitalia | Italy | 8 | 13 | 8 | 0 |
| American Eagle | USA | 56 | 17 | 56 | 0 |
| Axon Airlines | Greece | 3 | 0 | 3 | 0 |
| British Midland | UK | 11 | 5 | 9 | 2 |
| British Regional | UK | 23 | 3 | 22 | 1 |
| Brymon | UK | 7 | 14 | 7 | 0 |
| Cirrus | Germany | 1 | 0 | 1 | 0 |
| Continental Express | USA | 245 | 100 | 129 | 116 |
| Swiss | Switzerland | 25 | 15 | 25 | 0 |
| ERA | Spain | 2 | 0 | 2 | 0 |
| KLM Exel | Netherlands | 2 | 2 | 2 | 0 |
| LOT | Poland | 16 | 0 | 14 | 2 |
| Luxair | Luxembourg | 9 | 2 | 9 | 0 |
| Mesa | USA | 36 | 45 | 28 | 8 |
| Portugalia | Portugal | 8 | 0 | 8 | 0 |
| Proteus | France | 18 | 14 | 11 | 7 |
| Regional Airlines | France | 17 | 0 | 14 | 3 |
| Rheintalflug | Áustria | 4 | 4 | 3 | 1 |
| Rio-Sul | Brazil | 16 | 0 | 16 | 0 |
| Sichuan Airlines | China | 5 | 0 | 5 | 0 |
| Skyways AB | Sweden | 4 | 11 | 4 | 0 |
| Trans States | USA | 12 | 0 | 12 | 0 |
| Wexford | USA | 45 | 67 | 38 | 7 |
| **Total** | | **577** | **314** | **428** | **149** |

- ERJ 135:

| Customer | Country | Firm | Option | Deliveries | Firm Order Backlog |
|---|---|---|---|---|---|
| American Eagle | USA | 40 | 0 | 40 | 0 |
| British Midland | UK | 4 | 0 | 2 | 2 |
| City Air | Sweden | 2 | 1 | 2 | 0 |
| Continental Express | USA | 30 | 0 | 30 | 0 |
| Pan Européenne | France | 1 | 0 | 1 | 0 |
| Proteus | France | 6 | 0 | 6 | 0 |
| Regional Airlines | France | 3 | 0 | 3 | 0 |
| Regional Air Lines | Morocco | 1 | 5 | 0 | 1 |
| SA Airlink | South África | 30 | 40 | 5 | 25 |
| Wexford | USA | 15 | 0 | 0 | 15 |
| **TOTAL** | | **132** | **46** | **89** | **43** |

**- ERJ 140:**

| Customer | Country | Firm | Option | Deliveries | Firm Order Backlog |
|---|---|---|---|---|---|
| American Eagle | USA | 139 | 25 | 30 | 109 |
| Midwest Express | USA | 20 | 20 | 0 | 20 |
| Wexford | USA | 15 | 0 | 12 | 3 |
| **TOTAL** | | **174** | **45** | **42** | **132** |

**- EMBRAER 170:**

| Customer | Country | Firm | Option | Deliveries | Firm Order Backlog |
|---|---|---|---|---|---|
| Swiss | Switzerland | 30 | 50 | 0 | 30 |
| GECAS | USA | 50 | 78 | 0 | 50 |
| Air Caraibes | Guadalupe | 2 | 2 | 0 | 2 |
| **Total** | | **82** | **130** | **0** | **82** |

**- EMBRAER 195:**

| Customer | Country | Firm | Option | Deliveries | Firm Order Backlog |
|---|---|---|---|---|---|
| Swiss | Switzerland | 30 | 50 | 0 | 30 |
| GECAS | USA | 0 | 22 | 0 | 0 |
| **Total** | | **30** | **72** | **0** | **30** |

**Legacy Executive:**

| Customer | Country | Firm | Option | Deliveries | Firm Order Backlog |
|---|---|---|---|---|---|
| SWIFT | USA | 24 | 25 | 0 | 24 |
| Undisclosed | USA | 15 | 10 | 2 | 13 |
| **TOTAL** | | **39** | **35** | **2** | **37** |

**Legacy Shuttle & EMB 135 – Corporate Market:**

| Customer | Country | Firm | Option | Deliveries | Firm Order Backlog |
|---|---|---|---|---|---|
| Undisclosed | USA | 6 | 6 | 6 | 0 |
| Conoco | USA | 1 | 0 | 1 | 0 |
| Indigo | USA | 25 | 50 | 0 | 25 |
| **TOTAL** | | **32** | **56** | **7** | **25** |

EXHIBIT 2





# EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S/A ANNOUNCES 2nd QUARTER 2002 RESULTS.

*Unless otherwise indicated, the company's operational and financial information is based on consolidated figures in Brazilian reais in accordance with the corporate law accounting method.*

**São José dos Campos, August 14, 2002** – Embraer (BOVESPA: EMBR3, EMBR4) (NYSE: ERJ) one of the leading world commercial aircraft manufacturers, registered in the first six months of 2002 net sales of R$ 2,884.4 million and net income of R$ 342.8 million, equivalent to earnings per share of R$ 0.48193. The order backlog totaled US$ 23.8 billion, comprising US$ 10.1 billion in firm orders and US$ 13.7 million in options.

## 2nd Quarter Highlights

- Net sales for the 2nd Quarter of 2002 (2Q02) were R$ 1,556.1 million, 17.1% higher than the net sales in the 1st quarter of 2002 (1Q02).
- EBITDA - Earnings before interest, taxes, depreciation and amortization in 2Q02 were R$ 429.5 million, 42.2% higher than the R$ 302.0 million in 1Q02. The EBITDA margin in 2Q02 was 27.6%, compared with 22.7% in 1Q02.
- Net income in 2Q02 was R$ 166.5 million, equivalent to earnings per share of R$ 0.23406.
- A total of 30 jets were delivered in the quarter to the commercial and corporate aviation markets, maintaining the same number of aircraft delivered in the 1st quarter of this year.
- On June 10, 2002 Wexford Capital LLC signed a contract comprising 15 firm orders for the ERJ 135 and 7 ERJ 145 aircraft, together with options for a further 30 aircraft of either model.
- During the quarter Embraer delivered the 600th regional jet to the airline SWISS.

## Income Statement

The following table sets forth a comparative analysis of Embraer's main consolidated financial indicators for 1Q02, 2Q01, 2Q02 and the accumulated results for the first half-year of 2001 and 2002.

| Income Statement Unaudited | Three months ended March 31, 2002 | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|---|
| | | 2001 | 2002 | 2001 | 2002 |
| *In R$ millions, except % and earnings per share* | R$ | R$ | R$ | R$ | R$ |
| Net Sales | 1,328.3 | 1,918.2 | 1,556.1 | 3,443.1 | 2,884.4 |
| **Gross Profit** | **502.4** | **868.1** | **650.5** | **1,465.8** | **1,152.9** |
| *Gross margin (%)* | *37.8* | *45.3* | *41.8* | *42.6* | *40.0* |
| Selling, general, administrative and other operating expenses | (222.3) | (222.9) | (248.9) | (388.9) | (471.2) |
| Employee profit sharing | (15.1) | (48.2) | (15.6) | (58.6) | (30.7) |
| Income from operations | 265.0 | 597.0 | 386.0 | 1,018.3 | 651.0 |
| *Operating margin (%)* | *20.0* | *31.1* | *24.8* | *29.6* | *22.6* |
| Depreciation and amortization | 37.0 | 48.1 | 43.5 | 92.1 | 80.5 |
| **EBITDA** | **302.0** | **645.1** | **429.5** | **1,110.4** | **731.5** |
| *EBITDA margin (%)* | *22.7* | *33.6* | *27.6* | *32.3* | *25.4* |
| Interest Income, net | 7.8 | 55.7 | 3.7 | 102.4 | 11.5 |
| Financial transaction loss, net | (24.7) | (149.9) | (193.3) | (310.3) | (218.0) |
| Other non operating income (expense), net | (0.4) | (5.0) | (1.3) | (10.1) | (1.7) |
| **Income before income taxes** | **247.7** | **497.9** | **195.1** | **800.2** | **442.8** |
| Provision for income taxes | (70.1) | (158.4) | (26.7) | (240.7) | (96.8) |
| Minority interest | (1.3) | (1.1) | (1.9) | (2.4) | (3.2) |
| **Net income** | **176.3** | **338.4** | **166.5** | **557.1** | **342.8** |
| *Net margin (%)* | *13.3* | *17.6* | *10.7* | *16.2* | *11.9* |
| Total shares at end of period | 710,713,042 | 621,312,874 | 711,345,093 | 621,312,874 | 711,345,093 |
| Earnings per share | 0.24815 | 0.54466 | 0.23406 | 0.89669 | 0.48193 |

### Net Sales, Cost of Goods Sold and Gross Margin

The net sales for 2Q02 totaled R$ 1,556.1 million, or 18,9% lower than the 2Q01 net sales of R$ 1,918.2 million. Therefore cumulative sales in the first six-months of 2002 totaled R$ 2,884.4 million, 16.2% lower than the R$ 3,443.1 million in the same period of 2001. The decrease in Embraer's net sales during the period is a consequence of the reduction in aircraft deliveries to the regional market since September 2001.

28 jets were delivered to the regional market in 2Q02, of which 18 ERJ 145 and 10 ERJ 140. In addition to the deliveries to the regional market, two Executive Legacy aircraft were delivered to the corporate market. 44 jets of the ERJ 135/140/145 family and one EMB 135 were delivered in 2Q01.

Net sales in 2Q02 were 17.1% higher than the net sales of RS$ 1,328.3 million in 1Q02. 30 aircraft were delivered in 1Q02, the same number of aircraft as the quarter ended June 30, 2002 and therefore the increase in net sales in 2Q02 was a result of the currency devaluation over the period, given that 96.6% of sales are denominated in US dollars. In 1Q02, the currency devaluation was 0.1%, compared with a devaluation of 22.4% in 2Q02.

| Deliveries By Market | 2Q01 | 3Q01 | 4Q01 | 1Q02 | 2Q02 | Six months ended June 30, 2001 | 2002 |
|---|---|---|---|---|---|---|---|
| *Commercial* | | | | | | | |
| ERJ 135 | 4 | 7 | 2 | 1 | - | 18 | 1 |
| ERJ 145 | 39 | 22 | 15 | 18 | 18 | 67 | 36 |
| ERJ 140 | - | 8 | 14 | 10 | 10 | - | 20 |
| EMB 120 | 1 | 1 | - | - | - | 1 | - |
| *Corporate & Defense* | | | | | | | |
| Legacy Executive | - | - | - | - | 2 | - | 2 |
| EMB 135 | 1 | 4 | 2 | - | - | 1 | - |
| EMB 145 | - | - | 1 | 1 | - | - | 1 |
| **Total** | **45** | **42** | **34** | **30** | **30** | **87** | **60** |

In addition to deliveries of jets, net sales includes revenues from customer services & others and sales to the defense market. In 2Q02, the commercial aviation segment represented 79.4%, defense aviation 4.6%, corporate aviation 7.0% and customer services and other related business 9.0% of total net sales.

As a result of the first two deliveries of the executive version of the Legacy, sales from the corporate aviation market were R$ 108.5 million, equivalent to 7.0% of the Company's total sales. The strong growth in the customer services segment was principally due to the acquisition of the aircraft maintenance and services unit, which was named Embraer Aircraft Maintenance Services (EAMS), located in Nashville-Tennessee.

| Net Sales by Segment | 1st Quarter 2002 | | 2nd Quarter 2001 | | 2nd Quarter 2002 | |
|---|---|---|---|---|---|---|
| *Unaudited* | R$ | % | R$ | % | R$ | % |
| Commercial Aviation | 1,170.8 | 88.2% | 1,714. | 89.4% | 1,236. | 79.4% |
| Defense Aviation | 78.8 | 5.9% | 103. | 5.4% | 71.3 | 4.6% |
| Corporate Aviation | - | - | - | - | 108.5 | 7.0% |
| Customer Services and Other related business | 78.7 | 5.9% | 100. | 5.2% | 139.8 | 9.0% |
| **Total** | **1,328.3** | **100.0%** | **1,918.** | **100.0%** | **1,556.** | **100.0%** |

The cost of goods sold (COGS) was R$ 905.7 million in 2Q02, or 13.8% below the R$ 1,050.1 million recorded in the same quarter of the prior year. In 2Q02, the gross margin was 41.8%, compared with 45.3% recorded in 2Q01.

The principal reason for the reduction in gross margin was the differentiated effect of the devaluation of the real against the dollar on sales and on the COGS. Considering the time between the purchase of material and the delivery of the aircraft, which is approximate 4.5 months, there is a significant effect resulting from the difference between the dollar rate for the raw material purchases and the dollar rate at the time of delivery of the aircraft.

In the first six months of 2002 the COGS was R$ 1,731.6 million, 12.4% lower than the R$ 1,977.3 million for the first half of 2001. The accumulated gross margin in the first-half of 2002 was 40.0%, compared with the 42.6% in the same period of the prior year.

When comparing 2Q02 with 1Q02, the gross margin increased from 37.8% in 1Q02 to 41.8% in 2Q02. This was caused by the currency devaluation in 2Q02, as explained above.

**Administrative and Selling Expenses**

Administrative and selling expenses were R$ 201.4 million in 2Q02, slightly higher than the R$ 200.5 million recorded in 2Q01.

Selling expenses decreased 9.9% from RS$ 133.6 million in 2Q01 to RS$ 120.4 million in the same period of 2002. The reduction in selling expenses is a consequence of the reduced rhythm of aircraft deliveries as from September 2001, since these expenses also include expenditure on presales and after-sales support for the ERJ 135/140/145 regional jet family.

Administrative expenses in 2Q02 totaled R$ 81.0 million, corresponding to a 21.2% increase compared with the same period of the prior year. Despite the reduction in payroll expenses, the increase in administrative expenses is a consequence of revising the classification of certain expenses that up to 2001 were included as the cost of goods sold, and as from 1Q02 were classified as administrative expenses. In 2Q02 this revision represented an additional RS$ 22.0 million, referring to expenses related with information technology and various kinds of support.

**Other Operating Income (Expenses), net**

Other net operating expenses were R$ 47.4 million in 2Q02, compared to an expense of R$ 22.8 million in the same period of the prior year. This increase occurred principally as a result of recognizing R$ 26.0 million for with the development costs of the EMBRAER 175 and EMBRAER 190 program related with the joint definition phase, and other costs related with these products, plus R$ 14.8 million corresponding to research and development not applied to specific projects.

**Profit-sharing**

The Profit Sharing Program is subject to meeting operational goals defined in the Action Plan and is based on a portion of the amounts distributed during the year to shareholders and on the net income recorded in the period. The provision of R$ 15.6 million made in 2Q02 was calculated according to the above-mentioned criteria.

**Income from Operations**

In 2Q02, the income from operations before financial income (expenses) including employee profit sharing and equity in unconsolidated subsidiary was R$ 386.0 million, lower than the R$ 597.0 million in the equivalent period of 2001. As a result, Embraer achieved operating margins of 24.8% in 2Q02 and 31.1% 2Q01.

During the first six months of 2002 operating income totaled RS$ 651.0 million, lower than the RS$ 1,018.3 million recorded in the equivalent period of 2001.

Comparing the operating income for 1Q02 of R$ 265.0 million with the 2Q02 figure, the latter showed an increase of 45.7%, principally due to the variation in gross profit, as indicated above. The operating margin for 2Q02 was 24.8%, compared with 20.0% in 1Q02.

## EBITDA

EBITDA - Earnings before interest, taxes, depreciation and amortization in 2Q02 were R$ 429.5 million, representing a 27.6% margin on net sales compared with R$ 645.1 million for 2Q01 and an EBITDA margin of 33.6%. The cumulative EBITDA for the year was R$ 731.5 million, with a margin of 25.4%, compared with RS$ 1,110.4 million and a margin of 32.3% in the equivalent period of 2001.

The reduction in the EBITDA margin in 2Q02 compared with the equivalent period of the prior year is a result of the reduced gross margin during the period, as explained above, and the increase in other operating expenses.

The EBITDA in 2Q02 was 42.2% higher than the figure for 1Q02 of RS$ 302.0 million, and the EBITDA margin was 490 b.p. higher than the 22.7% margin in 1Q02.

## Financial Income (Expenses), net

In 2Q02, Embraer's net financial income was R$ 3.7 million, without considering the distribution of interest on shareholders' equity to Company shareholders and monetary and exchange variations, lower than the net financial income of R$ 55.7 million in 2Q01 and R$ 7.8 million in 1Q02, as a function of the reduction in cash and short-term financial investments as from September 2001, which began to recover at the end of May 2002 (see "Financial Management").

Net monetary and exchange variations increased from an expense of R$ 149.9 million in 2Q01 to an expense of R$193.3 million in the equivalent period of 2002. This result is due to a 6.6 % devaluation in 2Q01 compared with a devaluation of 22.4% in 2Q02. In 2Q02 a reduction occurred in accounts receivable indexed to the US dollar as a result of settlements, thus reducing the positive exchange variation at the end of the period.

## Non-operating Income (Expense), net

In 2Q02, net non-operating expenses totaled R$ 1.3 million compared with an expense of R$ 5.0 million in 2Q01. The reduction was a result of making a provision for losses on investments derived from tax incentives in 2Q01, which did not occur in 2Q02.

## Income Tax

In 2Q02, the provision for income tax and social contribution totaled R$ 65.8 million, compared with R$ 127.1 million registered in the equivalent period of the prior year. This reduction occurred since the result for 2Q02 was less than that of 2Q01. Credits of R$ 39.0 million were recognized during the period, compared with an expense of R$ 31.3 million in 2Q01, due to the effect of the currency devaluation on the balance of deferred income tax and social contribution related with temporary differences.

## Net Income

Finally, Embraer's net income in 2Q02 of R$ 166.5 million was lower than net income for the equivalent period of 2001 of R$ 338.4 million. The net margin in 2Q02 was 10.7%, compared with the 17.6% margin obtained in the equivalent period of 2001.

In the first six months of 2002 the net income returned was RS$ 342.8 million, representing a net margin of 11.9%, whilst the net income for the equivalent period of 2001 was RS$ 557.1 million, with a margin of 16.2%.

Net income in 1Q02 was R$ 176.4 million, with a net margin of 13.3%.

## Financial Management

As of June 30, 2002 the Embraer cash and cash equivalents were R$ 2,537.9 million. On the same date indebtedness totaled US$ 1,514.7 million. Therefore the Company had a net cash position (cas and cash equivalents minus bank debt) of US$ 1,023.2 million.

| Balance Sheet and other data | March 31, 2002 | June 30, 2002 |
|---|---|---|
| *Unaudited* | *In R$ million* | |
| Cash and cash equivalents | 1,471.1 | 2,537.9 |
| Accounts receivable - total | 1,770.0 | 567.5 |
| Inventories | 2,312.8 | 2,467.7 |
| Total assets | 7,634.2 | 8,330.5 |
| Bank debt | 1,381.7 | 1,514.7 |
| Total liabilities | 7,634.2 | 8,330.5 |
| Net cash (debt) | 89.4 | 1,023.2 |
| Shareholders' equity | 2,576.6 | 2,686.8 |

### Indebtedness

During the last year the company extended its indebtedness profile and as a result on June 30, 2002, 40.5% of total Embraer indebtedness were related to long-term financing, compared with 38.5% at the end of 1Q02 and 31.7% on December 31,2001.

| Maturity Schedule | March 31, 2002 | June 30, 2002 |
|---|---|---|
| | *R$ million* | |
| 2003 | 166,585 | 139,214 |
| 2004 | 204,045 | 260,545 |
| 2005 | 95,057 | 121,810 |
| 2006 | 66,335 | 89,986 |
| 2007 to 2009 | 42 | 1,246 |
| | **532,064** | **612,801** |

Embraer has decided to partially swap its Japanese yen and US dollar denominated debt to R$-related interbank interest rates (CDI). Therefore, out of the total US$ and other currency indebtedness of R$ 1,427.5 million, 22.6%, or R$ 322.5 million is indexed in R$, at a weighted average cost of 85.3% of CDI. Considering the conversion of these debts into R$, of the total company indebtedness of R$ 1,514.7 million, 72.9% or R$ 1,105.0 million primarily refers to US$ borrowing with a weighted average cost of 4.1% per annum. The remaining R$ 409.7 million, equivalent to 27.1% of the total debt, is financed in Brazilian currency at an average weighted interest rate of 14.8% per annum, equivalent to 82.9% of the CDI.


R$
denominated
27%
Mainly US$
Long Term
40%
Short
Term
60%

## Cash

Of the total cash and cash equivalents balance of R$ 2,537.9 million, 75.3% comprises investments in reais and the remaining 24.7% primarily in US dollars. The Embraer cash investment strategy is based on prospects of future investments, which are mostly denominated in Reais.

## Accounts Receivable and Inventories

Since September 2001, Embraer supported some aircraft deliveries to certain clients that were concluding their financing agreements. The increase in the net cash position between March 31 and the end of 2Q02 is due to the receipt by the end of May 2002 of the amounts referring to the deliveries depending on the completion of financial arrangements. Therefore total short-term accounts receivable fell from R$ 1,641.5 million on March 31, 2002 to R$ 378.7 million on June 30, 2002.

In March 31 inventories totaled R$ 2,312.8 million and in June 30 inventories totaled R$ 2,467.7 million. This increase was related to the development of the EMBRAER 170, which currently has five prototypes carrying out the flight certification campaign.

# Investments in R&D and Productivity

## Research and Development (R&D)

In 2Q02, R$ 57.7 million was invested, totaling R$ 122.8 million invested in the first half-year of this year on the development of new products, principally development of the new EMBRAER 170/190 jet family, and also on the maintenance and improvement of existing models. Total investments during 2002 remained practically stable compared with the total invested in the first-half of 2001 of R$ 125.9 million.

## Productivity and Improvements in Industrial Capacity

R$ 52.9 million was invested in 2Q02, totaling R$ 97.6 million invested in the first half-year, in improving the company's industrial capacity, including improvements and modernization of industrial and engineering processes, machinery and equipment.

# Supplmentary information in US GAAP

Also on this date Embraer disclosed the 2Q02 results in accordance with generally accepted accounting principals in the United States (US GAAP). We present below selected consolidated results in accordance with US GAAP in US$.

Net revenues in 2Q02 totaled US$ 589.7 million and gross profit returned was US$ 231.4 million, with a gross margin of 39.2%. The operating profit for the period totaled US$ 119.5 million, with an operating margin of 20.3%. The EBITDA for the period was US$ 134.1 and the EBITDA margin 22.7%. Pre-tax income was US$ 78.1 million

(13.2% of net revenues). Income tax and social charges totaled US$ 41.0 million, representing an effective rate of 52.5%. Net income for the period totaled US$ 36.8 million (6.2% of net revenues).

## New Orders and Backlog

### Commercial Aviation Market

At the end of 2Q02, orders for commercial jets totaled 995, comprising a firm order backlog of commercial products with a balance of 436 aircraft to be delivered, which reflects a healthy demand for the Company's current models and new products., The total of options were 607 units resulting in a total of 1,602 aircraft ordered since the start of the programs.

**ERJ 135/140/145 Jet Family**

The family of 37, 44 and 50 seat regional jets comprises the ERJ 135/140/145 models respectively. The commonality ratio, of approximately 96%, between models, enables the same ground support equipment to be used by customers operating the aircraft, as well as the same pilot certification and standardized maintenance procedures, providing customers with significant operating and maintenance efficiencies.

On June 10, 2002 Embraer announced that Chautauqua Airlines ordered 15 ERJ 135 LR and 7 ERJ 145 LR aircraft, with options for 30 additional units of either type. The order is valued at approximately US$ 350 million, and may reach US$ 900 million if the options are converted. The order results from a new agreement between Chautauqua Airlines and Delta Air Lines which will see the carrier fly ERJs in Florida to strengthen Delta Air Lines' overall market presence.

Chautauqua Airlines is a wholly owned subsidiary of Republic Airways Holdings, Inc., which is wholly owned by Wexford Capital LLC, a Greenwich, Conn. based manager of investment funds.

At the end of the 2nd quarter of 2002 the order backlog for the ERJ 135/140/145 family for the regional market totaled 883 firm orders, of which 559 already delivered, and 405 options.

**The New Family of EMBRAER 170/190 Jets**

The EMBRAER 170 and EMBRAER 190 and 195 with 70, 98 and 108 seats respectively, were launched in June of 1999. Also the EMBRAER 175 was officially launched on October 29 during the rollout ceremony of the EMBRAER 170.

Six pre-series EMBRAER 170 aircraft are taking part in an aggressive development and certification program. The first EMBRAER 170 recorded its maiden flight on February 19 of this year, only 32 months after the official launching of the EMBRAER 170/190 program in June of 1999. Less than five months later another four aircraft have made their maiden flights. The development and certification program is being developed considering six test aircraft and two structural test rigs. Embraer envisages certification of the aircraft by the end of 1Q03, followed by delivery of the first aircraft to the launch customer SWISS, from Switzerland.

The EMBRAER 170 made its first international flight in May of 2002. The aircraft took off from São José dos Campos and landed at the Nashville International Airport, where it remained on exhibition at the facilities of Embraer Aircraft & Maintenance Services, during the annual convention of the Regional Airline Association.

On June 20 Embraer announced the acceptance, by Alitalia, of a commercial proposal regarding the acquisition of six 70-seat EMBRAER 170 jet aircraft, with options for a further six, which are convertible to the EMBRAER 190 model.

Also included in the commercial proposal is the conversion of six options for the 50-seat ERJ 145 regional jet. This additional order brings the total number of the type to 14 aircraft in Alitalia's fleet. The final contract should be signed in August.

Even before the maiden flight of the EMBRAER 170 prototype, Embraer had already accumulated 112 firm orders and 202 purchase options for this new jet family, ordered by important international airlines and leasing operators.

## Corporate Aviation Market

The Legacy is an executive version developed based on the successful ERJ 135 regional jet platform. Launched on July 26, 2000 at the Farnborough Air Show in England, the Legacy will be available in executive, corporate and authority transport versions. The Legacy received type certification from the CTA - *Centro Técnico Aeroespacial* (Aerospace Technical Center) on December 10, 2001 and on July 5 of 2002 from the Joint Aviation Authorities (JAA).

During the EBACE fair held at Geneva in May, Embraer announced the signing of a contract to sell the executive version of the Legacy to the Spanish company Fadesa, one of the largest property developers in Europe.

The Corporate Aviation order backlog reached a total of 162 aircraft at June 30, 2002, consisting of 71 firm orders and 91 options, of which 9 aircraft have been delivered.

*Aircraft Ordered during the Period:*

| **Firm Orders** | **2Q01** | **3Q01** | **4Q01** | **1Q02** | **2Q02** |
|---|---|---|---|---|---|
| *Commercial* | | | | | |
| ERJ 135/140 | 2 | 22 | 8 | - | 15 |
| ERJ 145 | 1 | 1 | - | - | 7 |
| EMBRAER 170 | - | 2 | - | - | - |
| *Corporate & Defense (1)* | | | | | |
| Legacy/EMB 135 | 4 | 13 | 25 | - | 1 |
| **Total** | **7** | **38** | **33** | **-** | **23** |

(1) Note: Includes only authority transportation Aircarft.

## Defense Market

On June 24 the Brazilian Civil Aviation Authority issued Supplemental Type Certificates (STC) for the R-99A and R-99B aircraft manufactured by Embraer for the Brazilian Air Force (FAB). Both models are part of the Amazon Surveillance System (SIVAM) project.

The R-99A is an Airborne Early Warning and Control (AEW&C) aircraft equipped with a powerful surveillance radar located on the its upper side and is designed for airspace vigilance and patrol. The R-99B is equipped with a different radar system, installed on the underside of the aircraft and used for ground and geological surveys and the tracking of ground moving objects. Both versions also are equipped with systems monitoring and intelligence of radar and communications transmissions. The two aircraft, reinforced and modified, are derived from the ERJ 145 regional jet.

The certificates issued to the R-99A and R-99B attest that the two defense aircraft for the SIVAM project possess the same level of flight safety as large commercial passenger jets.

## Backlog

The Embraer firm order backlog at the end of the 2nd Quarter of 2002 was US$ 10.1 billion, which together with options, reached US$ 23.8 billion. The following chart shows the order backlog at the end of each quarter:


Backlog
US$ billion
Options
Firm Orders
23,5
23,9
23,4
23,1
23,8
12,8
12,7
12,7
12,8
13,7
10,7
11,2
10,7
10,3
10,1
2Q01
3Q01
4Q01
1Q02
2Q02

## Investor Relations

In 2Q02, the Embraer preferred stock appreciated by 28.2%, reaching a value per share of R$ 15.00 on June 28, 2002. During the same period the average daily volume traded on the São Paulo Stock Exchange (BOVESPA) was R$ 11.2 million. The common stock appreciated by 25.1% in the quarter, and closed the quarter with a value of R$ 13.88 per share and an average daily trading volume of R$ 2.7 million. In the same period the Ibovespa index fell by 16.0%.

The ADSs trading on the New York Stock Exchange (NYSE) appreciated 6.1% during the quarter and were quoted at US$ 21.40 per ADS at the end of the quarter. The average daily trading volume for the period totaled 357 thousand ADSs, equivalent to a financial volume of US$ 7.6 million. In the same period, the Dow Jones index fell by 11.2%

The Board of Directors of the company approved the distribution of interest on shareholders' equity for the 2nd quarter totaling R$ 59.5 million.

| Dividends and Interest on Shareholders' Equity In 2002 | Date of Distribution | Total (In thousands) R$ | Value per share in R$ Common | Preferred |
|---|---|---|---|---|
| 1st Quarter | 03/19/02 | 58,910 | 0.07777 | 0.08554 |
| 2nd Quarter | 06/14/02 | 59,530 | 0.07859 | 0.08644 |
| **TOTAL** | **-** | **118,440** | **0.15636** | **0.17198** |

## Recent Events

### Farnborough Air Show

During the Farnborough Air Show in England Embraer presented the EMBRAER 170 configured with a fully equipped passenger cabin. Demonstration flights were also made during the fair for existing clients and potential purchasers, in addition to journalists, who were able to personally confirm the internal comfort of the aircraft, demonstrated by the ample internal space of the cabin, the absence of a middle row, the height of the corridor, the spacious internal baggage compartment and other characteristics.

Embraer also announced during the air show the signature of a commercial proposal from Jet Airways from India for ten firm orders for the EMBRAER 175 aircraft, with options for another ten units of the same model. The potential value of the orders is approximately US$ 260 million for the firm orders, which could reach up to US$ 520 million if the options are all converted.

### EMB 145 AS and EMB 145 RS

On July 24, Embraer delivered the first three aircraft that will be part of the Amazon Surveillance System, Sivam, to the Brazilian Air Force (FAB) at the air force base in Anapolis (State of Goias). The aircraft, two EMB 145 SA (AEW&C - Airborne Early Warning and Control) and one EMB 145 RS (Remote Sensing) models are part of a total order of eight aircraft to be delivered over the next few months for the SIVAM Program, of which five will be EMB 145 SA and three of the EMB 145 RS type.

The aircraft from Embraer are a fundamental part of the SIVAM Program that will provide precision surveillance and monitoring of some 5.2 million square kilometers of the Amazon. The EMB 145 SA, dubbed the R 99-A by FAB, will be responsible for performing air surveillance missions, monitoring all kind of air traffic, even aircraft flying at very low altitudes, thus guaranteeing the air space sovereignty. It is equipped with the state-of-the-art Ericsson Erieye Radar.

The EMB 145 RS, called the R 99-B by FAB, will perform data collection on the ground characteristics with all the benefits for cartography, bio mass analysis and exploitation, providing full monitoring of any ground and river movement within the Amazon. Its sophisticated array of sensors, including a modern SAR (Synthetic Aperture Radar), Multi-Spectral Scanner and Forward Looking Infra Red, allows a perfect and complete monitoring, even under the dense vegetation of the forest.

####

**For additional information please contact:**
Embraer - Empresa Brasileira de Aeronáutica S/A

Anna Cecilia Bettencourt
(55 12) 3927 1216
acecilia@embraer.com.br

Gustavo Poppe
(55 12) 3927 1106
gustavo.poppe@embraer.com.br

Milene Petrelluzzi
(12) 3927 3054
milene.petrelluzzi@embraer.com.br

**EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.**

**CONSOLIDATED BALANCE SHEETS - CORPORATE LAW**

**(In thousands R$)**

ASSETS

| | As of March 31, 2002 | As of June 30, 2002 |
|---|---|---|
| | *Unaudited* | *Unaudited* |
| CURRENT ASSETS | | |
| Cash and cash equivalent | 1,471,128 | 2,537,912 |
| Trade accounts receivables | 1,696,478 | 449,750 |
| Allowance for doubtfull accounts | (54,929) | (71,019) |
| Recoverable taxes | 39,585 | 36,825 |
| Deferred income | 237,257 | 253,416 |
| Other receivables | 97,177 | 497,259 |
| Inventories | 2,312,795 | 2,467,715 |
| Prepaid expenses | 43,770 | 44,037 |
| **Total Current Assets** | 5,843,261 | 6,215,895 |
| NON CURRENT ASSETS | | |
| Trade accounts receivables | 73,554 | 117,768 |
| Recoverable taxes | 3,402 | 3,259 |
| Compulsory loans, guarantee and other deposits | 300,165 | 366,413 |
| Other receivables | 12,685 | 15,228 |
| Deferred income taxes | 118,072 | 141,098 |
| Prepaid expenses | 15,492 | 53,402 |
| Assets available for sale | - | 53,879 |
| **Total Non Current Assets** | 523,370 | 751,047 |
| PERMANENT ASSETS | | |
| Investments | 10,324 | 12,639 |
| Property, plant & equipment | 744,925 | 799,815 |
| Deferred charges | 512,291 | 551,079 |
| **Total Permanent Assets** | 1,267,540 | 1,363,533 |
| **TOTAL ASSETS** | 7,634,171 | 8,330,475 |

## CONSOLIDATED BALANCE SHEETS - CORPORATE LAW

**(In thousands R$)**

LIABILITIES AND SHAREHOLDER'S EQUITY

| | As of March 31, 2002 | As of June 30, 2002 |
|---|---|---|
| | *Unaudited* | *Unaudited* |
| NON CURRENT LIABILITIES | | |
| Loans | 849,599 | 901,933 |
| Suppliers | 632,251 | 778,783 |
| Accounts payable | 133,659 | 117,045 |
| Customer's advances | 855,885 | 1,006,068 |
| Taxes and social charges payable | 400,796 | 468,446 |
| Accrued taxes on income | 48,698 | 49,688 |
| Dealers and sales agent | 1,307 | 1,613 |
| Accrued liabilities | 551,872 | 574,348 |
| Dividends | 102,327 | 377 |
| Interest on Capital | 53,600 | 53,682 |
| Deferred income tax | 4,665 | 4,587 |
| **Total Current Liabilities** | 3,634,659 | 3,956,570 |
| LONG TERM LIABILITIES | | |
| Loans | 532,064 | 612,801 |
| Accounts payable | 534,874 | 669,707 |
| Customer's advances | 227,698 | 274,990 |
| Long term portion of refinance taxes | 48,854 | 48,083 |
| Accrued liabilities | 24,439 | 24,864 |
| Deferred income tax | 34,737 | 34,976 |
| **Total Long Term Liabilities** | 1,402,666 | 1,665,421 |
| MINORITY INTEREST | 20,270 | 21,676 |
| SHAREHOLDER'S EQUITY | | |
| Capital | 1,645,838 | 1,646,827 |
| Capital reserve | 120,982 | 123,295 |
| Legal reserve | 118,060 | 118,060 |
| Statutory reserve | 574,246 | 574,246 |
| Retained earnings | 117,450 | 224,380 |
| **Total Shareholder's Equity** | 2,576,576 | 2,686,808 |
| **TOTAL LIABILITIES** | 7,634,171 | 8,330,475 |

**EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.**

**CONSOLIDATED STATEMENTS OF INCOME - CORPORATE LAW**

**(In thousands R$)**

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | 2001 | 2002 | 2001 | 2002 |
| | *Unaudited* | | *Unaudited* | |
| SALES | | | | |
| Gross Sales | | | | |
| Domestic market | 44,484 | 53,349 | 74,603 | 89,092 |
| Foreign market | 1,920,376 | 1,504,429 | 3,447,603 | 2,828,508 |
| Sales deductions | (46,683) | (1,669) | (79,117) | (33,166) |
| **NET SALES** | 1,918,177 | 1,556,109 | 3,443,089 | 2,884,434 |
| COST OF SALES | (1,050,123) | (905,680) | (1,977,323) | (1,731,570) |
| **GROSS PROFIT** | 868,054 | 650,429 | 1,465,766 | 1,152,864 |
| OPERATING INCOME (EXPENSES) | | | | |
| Aministrative | (66,858) | (80,999) | (103,728) | (145,081) |
| Selling | (133,618) | (120,397) | (249,721) | (233,709) |
| Other expenses, net | (22,768) | (47,444) | (35,796) | (92,626) |
| Equity in unconsolidated subsidiary | 369 | 46 | 369 | 247 |
| Profit sharing | (48,152) | (15,625) | (58,576) | (30,703) |
| **INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES)** | 597,027 | 386,010 | 1,018,314 | 650,992 |
| FINANCIAL INCOME (EXPENSES) | | | | |
| Interest expense | (44,298) | (45,061) | (74,649) | (96,000) |
| Interest income | 100,035 | 48,715 | 177,028 | 107,502 |
| Monetary & exchange variations, net | (149,914) | (193,235) | (310,341) | (217,973) |
| **INCOME FROM OPERATIONS AFTER FINANCIAL INCOME (EXPENSES)** | 502,850 | 196,429 | 810,352 | 444,521 |
| NON OPERATING INCOME (EXPENSE), NET | (4,983) | (1,342) | (10,088) | (1,707) |
| **INCOME BEFORE TAX** | 497,867 | 195,087 | 800,264 | 442,814 |
| INCOME TAX & SOCIAL CONTRIBUTION | (158,413) | (26,755) | (240,749) | (96,848) |
| **INCOME AFTER TAX** | 339,454 | 168,332 | 559,515 | 345,966 |
| MINORITY INTEREST | (1,052) | (1,873) | (2,390) | (3,146) |
| **NET INCOME** | 338,402 | 166,459 | 557,125 | 342,820 |
| TOTAL SHARES OUTSTANDING AT PERIOD END | 621,312,874 | 711,345,093 | 621,312,874 | 711,345,093 |
| **EARNINGS PER SHARE AT THE END OF EACH PERIOD (in R$)** | 0.54466 | 0.23401 | 0.89669 | 0.48193 |





**EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.**

**CONSOLIDATED STATEMENTS OF CASH FLOW - CORPORATE LAW**

**(In thousands R$)**

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | 2001 | 2002 | 2001 | 2002 |
| | *Unaudited* | | *Unaudited* | |
| OPERATING ACTIVITIES | | | | |
| Net income | 338,402 | 166,460 | 557,125 | 342,820 |
| **Non cash Items** | | | | |
| Depreciation and amortization | 48,108 | 43,481 | 92,147 | 80,523 |
| Allowance for doubtfull accounts | 8,587 | 16,089 | 12,925 | 15,887 |
| Provision for inventories (obsolescence) | 6,342 | 29,544 | 9,408 | 34,161 |
| Gain (loss) on permanent asset disposals | (352) | 5,248 | (370) | 5,507 |
| Write off of deferred charges | 267 | 834 | 267 | 1,561 |
| Reversal of deferred income | (5) | - | (8) | - |
| Provision for losses | 3,411 | 2,104 | 17,466 | 3,307 |
| Deferred income and social contribution taxes | 31,296 | (39,024) | 22,542 | (42,986) |
| Interest on loans, tax installments and debentures | 22,303 | 15,453 | 37,217 | 37,713 |
| Reserve for (reversal of) contingencies | 265 | - | 201 | (4) |
| Monetary and exchange variations, net | 58,036 | 278,612 | 117,516 | 276,181 |
| Translation adjustments on consolidated foreign investments | (11,344) | (55,751) | (26,755) | (51,951) |
| Equity in unconsolidated subsidiary | (369) | (46) | (369) | (247) |
| Minority interest | 1,052 | 1,872 | 2,390 | 3,146 |
| **Total operating activities** | **505,999** | **464,876** | **841,702** | **705,618** |
| CHANGES IN CURRENT ASSETS AND LIABILITIES | | | | |
| Accounts receivables | (285,518) | 1,246,728 | (453,826) | 991,570 |
| Inventories | (338,945) | (184,465) | (647,997) | (130,782) |
| Prepaid expenses | 378 | (267) | (1,563) | 11,949 |
| Deferred and recoverable taxes | (21,679) | 2,760 | (28,880) | (846) |
| Other receivables | (3,262) | (400,082) | (13,843) | (361,675) |
| Suppliers | 120,166 | 146,533 | 545,937 | 163,068 |
| Taxes and social charges payable | 27,404 | 68,630 | 49,116 | (62,605) |
| Accrued liablilities | 80,061 | 22,475 | 97,228 | 62,322 |
| Customer's advances | 5,833 | 150,184 | 76,094 | 124,309 |
| Taxes payable | 32,167 | 989 | 29,013 | 167,215 |
| Other | (1,173) | (16,308) | 22,714 | (26,920) |
| **Total changes in current assets and liabilities** | **(384,568)** | **1,037,177** | **(326,007)** | **937,605** |

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOW - CORPORATE LAW

(In thousands R$)

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | 2001 | 2002 | 2001 | 2002 |
| | *Unaudited* | | *Unaudited* | |
| | (384,568) | 1,037,177 | (326,007) | 937,605 |
| CHANGES IN NON CURRENT ASSETS AND LIABILITIES | | | | |
| Accounts receivables | (11,057) | (44,214) | (17,846) | (661) |
| Recoverable taxes | 3,600 | 143 | 3,600 | 2,709 |
| Other receivables | 5,940 | 103,448 | 10,984 | 86,975 |
| Inventories | - | (53,879) | - | (53,879) |
| Prepaid expenses | - | (37,909) | - | (36,845) |
| Accounts payable | 20,310 | 120,399 | 51,582 | 85,499 |
| Customer's advances | 192,933 | 47,292 | 210,411 | 27,650 |
| Accrued liabilities | (741) | 425 | (145) | (117) |
| Taxes payable | (1,103) | (1,135) | (2,200) | (2,262) |
| Minority interest | 216 | (466) | 459 | (1,122) |
| **Total changes in non current assets and liabilities** | **210,098** | **134,104** | **256,845** | **107,947** |
| **Net cash provided by operating activities** | **331,529** | **1,636,157** | **772,540** | **1,751,170** |
| INVESTING ACTIVITIES | | | | |
| Sale of property, plant and equipment | 794 | 944 | 872 | 955 |
| Compulsory loans | (582) | (66,248) | (2,857) | (60,770) |
| Additions to property, plant and equipment | (64,647) | (52,898) | (108,548) | (97,575) |
| Additions to deferred charges | (79,039) | (57,742) | (125,943) | (122,851) |
| Additions to investments | (950) | (1,014) | (950) | (1,014) |
| **Net cash used in investing activities** | **(144,424)** | **(176,958)** | **(237,426)** | **(281,255)** |
| FINANCING ACTIVITIES | | | | |
| Loans repaid | (505,116) | (719,941) | (1,386,508) | (1,460,060) |
| New loans obtained | 817,467 | 475,456 | 1,633,209 | 800,454 |
| Payment of refinanced taxes | (1,126) | (1,160) | (2,243) | (2,311) |
| Guarantee deposits | (14,567) | (796) | (21,256) | (4,331) |
| Dividends and interest on capital paid | (107,863) | (161,398) | (188,307) | (217,990) |
| Grant for investments from risk sharing partners | 9,023 | 14,434 | 17,251 | 212,127 |
| Capital increase | 3,058 | 989 | 3,058 | 989 |
| Debentures paid | (3,108) | - | (3,108) | - |
| **Net cash provided (used in) financing activities** | **197,768** | **(392,416)** | **52,096** | **(671,122)** |
| **Net increase in cash and cash equivalents** | **384,873** | **1,066,783** | **587,210** | **798,793** |
| **Cash and cash equivalents, beginning of the period** | **2,527,916** | **1,471,128** | **2,325,579** | **1,739,118** |
| **Cash and cash equivalents, end of the period** | **2,912,789** | **2,537,911** | **2,912,789** | **2,537,911** |

**EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A**

**BACKLOG AS OF JUNE 30, 2002**

**- ERJ 145:**

| Customer | Country | Firm | Option | Deliveries | Firm Order Backlog |
|---|---|---|---|---|---|
| Air Caraibes | Guadalupe | 2 | 0 | 2 | 0 |
| Air Moldova | Moldavia | 2 | 2 | 0 | 2 |
| Alitalia | Italy | 8 | 13 | 8 | 0 |
| American Eagle | USA | 56 | 17 | 56 | 0 |
| Axon Airlines | Greece | 3 | 0 | 3 | 0 |
| British Midland | UK | 11 | 5 | 9 | 2 |
| British Regional | UK | 23 | 3 | 22 | 1 |
| Brymon | UK | 7 | 14 | 7 | 0 |
| Cirrus | Germany | 1 | 0 | 1 | 0 |
| Continental Express | USA | 245 | 100 | 129 | 116 |
| Swiss | Switzerland | 25 | 15 | 25 | 0 |
| ERA | Spain | 2 | 0 | 2 | 0 |
| KLM Exel | Netherlands | 2 | 2 | 2 | 0 |
| LOT | Poland | 16 | 0 | 14 | 2 |
| Luxair | Luxembourg | 9 | 2 | 9 | 0 |
| Mesa | USA | 36 | 45 | 28 | 8 |
| Portugalia | Portugal | 8 | 0 | 8 | 0 |
| Proteus | France | 18 | 14 | 11 | 7 |
| Regional Airlines | France | 17 | 0 | 14 | 3 |
| Rheintalflug | Austria | 4 | 4 | 3 | 1 |
| Rio-Sul | Brazil | 16 | 0 | 16 | 0 |
| Sichuan Airlines | China | 5 | 0 | 5 | 0 |
| Skyways AB | Sweden | 4 | 11 | 4 | 0 |
| Trans States | USA | 12 | 0 | 12 | 0 |
| Wexford | USA | 45 | 67 | 38 | 7 |
| **Total** | | **577** | **314** | **428** | **149** |

**- ERJ 135:**

| Customer | Country | Firm | Option | Deliveries | Firm Order Backlog |
|---|---|---|---|---|---|
| American Eagle | USA | 40 | 0 | 40 | 0 |
| British Midland | UK | 4 | 0 | 2 | 2 |
| City Air | Sweden | 2 | 1 | 2 | 0 |
| Continental Express | USA | 30 | 0 | 30 | 0 |
| Pan Européenne | France | 1 | 0 | 1 | 0 |
| Proteus | France | 6 | 0 | 6 | 0 |





| | | | | | |
|---|---|---|---|---|---|
| Regional Airlines | France | 3 | 0 | 3 | 0 |
| Regional Air Lines | Morocco | 1 | 5 | 0 | 1 |
| SA Airlink | South África | 30 | 40 | 5 | 25 |
| Wexford | USA | 15 | 0 | 0 | 15 |
| **TOTAL** | | **132** | **46** | **89** | **43** |

**- ERJ 140:**

| Customer | Country | Firm | Option | Deliveries | Firm Order Backlog |
|---|---|---|---|---|---|
| American Eagle | USA | 139 | 25 | 30 | 109 |
| Midwest Express | USA | 20 | 20 | 0 | 20 |
| Wexford | USA | 15 | 0 | 12 | 3 |
| **TOTAL** | | **174** | **45** | **42** | **132** |

**- EMBRAER 170:**

| Customer | Country | Firm | Option | Deliveries | Firm Order Backlog |
|---|---|---|---|---|---|
| Swiss | Switzerland | 30 | 50 | 0 | 30 |
| GECAS | USA | 50 | 78 | 0 | 50 |
| Air Caraibes | Guadalupe | 2 | 2 | 0 | 2 |
| **Total** | | **82** | **130** | **0** | **82** |

**- EMBRAER 195:**

| Customer | Country | Firm | Option | Deliveries | Firm Order Backlog |
|---|---|---|---|---|---|
| Swiss | Switzerland | 30 | 50 | 0 | 30 |
| GECAS | USA | 0 | 22 | 0 | 0 |
| **Total** | | **30** | **72** | **0** | **30** |

**Legacy Executive:**

| Customer | Country | Firm | Option | Deliveries | Firm Order Backlog |
|---|---|---|---|---|---|
| SWIFT | USA | 24 | 25 | 0 | 24 |
| Undisclosed | USA | 15 | 10 | 2 | 13 |
| **TOTAL** | | **39** | **35** | **2** | **37** |

**Legacy Shuttle & EMB 135 – Corporate Market:**

| Customer | Country | Firm | Option | Deliveries | Firm Order Backlog |
|---|---|---|---|---|---|
| Undisclosed | USA | 6 | 6 | 6 | 0 |
| Conoco | USA | 1 | 0 | 1 | 0 |
| Indigo | USA | 25 | 50 | 0 | 25 |
| **TOTAL** | | **32** | **56** | **7** | **25** |